SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2016
DIVISION OF TRADING & MARKETS

16001662

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
[Washington, D].C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/21/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEA STREET CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 THIRD AVENUE, 2ND FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARKOUH FURMAN AND FACCIO
(Name – *if individual, state last, first, middle name*)

460 PARK AVENUE, 12TH FLOOR (Address) NEW YORK, (City) NEW YORK (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SAUL S. KATTAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEA STREET CAPITAL ADVISORS LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SVETLANA LEVITSKY
Notary Public - State of New York
NO. 01LE6256069
Qualified in Kings County
My Commission Expires 02/01/2016

Notary Public

Signature

CEO.

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sea Street Capital Advisors, LLC

Financial Statement

For the Period April 21, 2015 (Membership Date) through December 31, 2015

SEA STREET CAPITAL ADVISORS, LLC
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2015

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3 - 4

FARKOUH
FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sea Street Capital Advisors, LLC:

We have audited the statement of financial condition of Sea Street Capital Advisors, LLC (the "Company") as of December 31, 2015, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Sea Street Capital Advisors, LLC's management is responsible for the statement of financial condition. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Sea Street Capital Advisors, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Farkouh, Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 15, 2016

460 PARK AVENUE, NEW YORK, NY 10022 T. 212.245.5900 F. 212.586.3240 www.fffcpas.com

SEA STREET CAPITAL ADVISORS, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS:		
Cash	$	42,628
Other assets		10,554
TOTAL ASSETS	$	53,182
EQUITY:		
Member's equity	$	53,182
TOTAL EQUITY		53,182
TOTAL MEMBER'S EQUITY	$	53,182

See Accompanying Notes to Financial Statement

SEA STREET CAPITAL ADVISORS, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Sea Street Capital Advisors, LLC (the "Company") was formed as a limited liability company in Delaware on September 4, 2014. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company received its FINRA membership on April 21, 2015 ("Membership Date").

The Company is registered to provide advisory services with a focus on mergers and acquisitions. They are also approved to provide private placements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Income Taxes
The Company is a single member limited liability company structured as a disregarded entity for US Federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
The Company has evaluated subsequent events and transactions through February 15, 2016, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosure in the Company's financial statements.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $42,628, which was $37,628 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2015, the amount in excess of insured limits was $0.

NOTE 5 – COMMITMENT:

The Company leases office space in New York City on a 6 month increment basis. Rent expense for the period April 21, 2015 (Membership Date) through December 31, 2015 was $14,212.